Form 10KSB40, Exhibit 13
period 2000-12-31
CITIZENS BANCSHARES OF SOUTHWEST FLORIDA INC
filed 2001-03-27
CIK 1082368

                                                                      Exhibit 13


Dear Shareholders and Friends:

Our first full year of operation is now behind us. I'd like to take this opportunity to share our accomplishments with you. The momentum we have achieved is powerful and will continue to shape and define the future of Citizens National Bank. As we welcomed each new customer, we observed, with great satisfaction, as they referred their friends and associates to the best bank in town.

Our Total Deposits at year-end were at $40.1 million, $11.4 million over our budget projections. Total Assets were at $49.3 million, $12.9 million over budget and Loans closed at $33 million, $1.5 million over budget. We anticipate your bank reaching profitability in 2001. Achieving this milestone in our second year of operation would be ahead of our original projection.

Our mission is to build long-term shareholder value. We are achieving this by continuing to build the best team of professionals found at a bank of any size. We promised you that we would control employee turnover, assuring you that you would continually see the same caring faces every time you came into the bank. We are pleased to tell you that since we opened our doors on August 28, 1999, our turnover has been less than 5%, well below national average for a bank of our size. Of our 26 employees, 14 have between 10 and 20 years of banking experience and 9 have over 25 years of banking experience. They all chose to work for your bank and left banks they felt were failing in providing true customer service. Teamwork unites our resources for optimal response to our customer's needs.

We laid the foundation in 2000 to achieve our longer term objectives of becoming a bank known for its financial performance and strong revenue mix. Our Wealth Management subsidiary, Citizens Capital Management, began operations in September after receiving approval from the Comptroller of the Currency. We currently have over $30,000,000 under management and a significant pipeline of prospects.

Technology and Relationship Building go hand in hand. Our online operating system, digital imaging, on-line banking and document imaging allow us to provide high-touch convenience to you, our customers, and quick and accurate answers to your inquiries.

Our new home office on Immokalee Road will be completed in early 2002. It will offer an environment that will recall the days when going to your bank was something you looked forward to. It will house all of your bank services. Our loan staff, executive officers, tellers, customer service representatives and private banking service will all be located in our lobby. We will all be close to you, our customers. We will continue to offer full service banking at our Anchor Rode location.

We have begun our initiative to insure a totally unique customer service culture that will significantly increase customer satisfaction while ensuring the financial objectives of your bank. We will be working with Joe Freni, who is renowned for opening the Ritz Carlton of Naples and received the Malcom Baldrige award for Service Excellence. The

Citizens Approach to Service Excellence will model us as the Bank of Choice in Southwest Florida. While we place a great deal of emphasis on attracting new customers to the bank, our real measure of success is the job we do in retaining the customers we have. At times, our competitors seem to have the attitude that losing customers is not a problem as long as they can replace them with new ones. A closed account or a dissatisfied customer is a serious issue at your bank and requires a clear and timely resolution.

As you can see, we are very focused and driven about what we are doing. We know we can make a difference! In a constantly changing world where financial services appear to be removed from individual needs and circumstances, we clearly are saying - "We Are Listening!"

The relationships we are building have set the course for the future, and they began with you, our shareholders. Thank you for your continued support. We will continue to work to earn your confidence and loyalty.

Sincerely,

/s/ Michael L. McMullan
-----------------------
Michael L. McMullan
Chief Executive Officer


                               Wealth Management

The Wealth Management Department, Citizens Capital Management, Inc., was formed as a wholly-owned subsidiary of the bank to offer Wealth Management and trust services to Southwest Florida.

Our goal is to combine the highest level of investment advice with the highest level of personalized service for the clients who have entrusted us with the safe and sound stewardship of the assets they have accumulated. Each customer will have his or her own unique, custom tailored answer to the investment needs we have helped to identify.

Our staff is comprised of experienced, seasoned professionals who will develop in-depth relationships. They will be proactive, not reactive, in addressing the problems facing our clients.

We have formed strategic partnerships with the finest organizations in the investment industry in order to make their services available to our customers. Some may think this expertise can only be found at the largest financial service companies, headquartered in such financial capitals as New York, Chicago or London. That is no longer the case for Southwest Florida.

                 Citizens Bancshares of Southwest Florida, Inc.

     Citizens Bancshares of Southwest Florida, Inc. was incorporated in Florida in September 1998 to serve as a holding company for Citizens National Bank of Southwest Florida, a national banking association then in organization. Citizens Bancshares was incorporated as a mechanism to enhance Citizens National Bank's ability to serve its future customers' requirements for financial services. The holding company structure provides flexibility for expansion of Citizens Bancshares' banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that a national bank maintain a minimum ratio of capital to assets. In the event that Citizens National Bank's growth is such that this minimum ratio is not maintained, Citizens Bancshares may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of Citizens National Bank and otherwise raise capital in a manner which is unavailable to Citizens National Bank under existing banking regulations.

     For approximately the first eleven months following its incorporation, the main activities of Citizens Bancshares centered on applying for a national bank charter, applying to become a bank holding company, hiring and training bank employees, preparing the banking facilities and premises for opening, and conducting an initial public offering of common stock to raise a minimum of $10 million to fund the startup of Citizens National Bank. By August 1999, Citizens Bancshares had received subscriptions to purchase common stock in an amount in excess of the required minimum, and on August 24, 1999, Citizens National Bank commenced operations at its office located at 3401 Tamiami Trail North in Naples, Florida.

     Citizens National Bank of Southwest Florida is a full service commercial bank with full trust powers. The bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Citizens National Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services.

     On April 18, 2000, Citizens Capital Management was incorporated under the laws of the State of Florida as a wholly-owned subsidiary of Citizens National Bank of Southwest Florida. Citizens Capital Management applied to the OCC and was approved to engage in fiduciary services and estate planning consultation on August 23, 2000. Citizens Capital Management offers investment management, trust administration, estate planning, and financial planning services.

                            Selected Financial Data

The selected financial data presented below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from consolidated financial statements of Citizens Bancshares of Southwest Florida, Inc. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto.


                                                 As of and for the
                                              Years Ended December 31,
                                              -----------------------
                                               (Dollars in Thousands)

                                               2000        1999     1998
                                              -------     ------   ------

CONSOLIDATED BALANCE SHEET DATA:

Total assets                                  $49,288     28,242   $1,496

Total cash and cash equivalents                 8,736     18,295      115

Securities available for held to maturity         999        988        0

Interest-bearing deposits in banks              4,000      2,000        0

Loans receivable                               33,000      4,334        0

Total deposits                                 40,135     17,947        0

Total shareholders' equity                      9,074     10,135     (123)


SUMMARY OF OPERATING RESULTS:

Total interest and income                       2,673        426         2

Total interest expense                          1,385        182         2

Net interest income                             1,289        244         0

Provision for loan losses                         256         27         0

Total non-interest income                          44          6         0

Total non-interest expense                      2,341      1,324       123

Income (loss) before income taxes              (1,264)    (1,101)     (123)

Net Income (loss) per share                     (1.09)     (1.98)        0

Weighted Average Shares Outstanding         1,164,675    554,558         0


SUPPLEMENTAL DATA:

Return on average shareholders' equity         (12.86)%   (12.70)%     N/A

Return on average assets                        (3.41)%    (5.20)%     N/A

Average equity to average assets                26.48%     46.48%      N/A

Tier 1 Capital to risk-weighted assets          27.07%     102.2%      N/A

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

     Details regarding financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report.

Introduction

     Citizens Bancshares of Southwest Florida, Inc. (the Company) was formed in June 1998. However its primary operating subsidiary, Citizens National Bank (the
Bank), did not commence operations until August 24, 1999. Until that time, the Company's operations were limited to the organization of the Bank, and raising of its initial capital through the offering of $12,000,000 of its common stock.

     As the Company did not commence it's banking operations until August 24, 1999, financial condition and results of operations as of and for the years ended December 31, 2000 and 1999 are not comparable to those as of and for the period ended December 31, 1998. Additionally, during 1999, the Bank had only four full months of operations as compared to twelve full months in 2000.


Year Ended December 31, 2000 Compared to
Year Ended December 31, 1999

Financial Condition

     As expected, and consistent with the results of de novo banking institutions, the investment in expansion and growth came at the expense of earnings. The net loss for the year ended December 31,2000 totaled $1,263,981 as the Company continued to grow its asset base in order to cover cost structure. Significant to this loss was the addition of $256,000 to the provision for loan loss and expenses of $230,912 related to the organization of Citizens Capital Management. This loss compares to a loss of $1,100,668 in 1999 which included some $743,000 in pre-opening expenses.

     The Company continued to experience growth in assets, loans and deposits. During the year, total assets grew by $21.0 million or 74.5% to $49.3 million. This increase was funded through the attraction of customer deposit funds of $22.2 million during the year, ending with aggregate balances of $40.1 million at December 31, 2000. These funds were principally used to generate new loans of $28.7 million, increasing loan balances outstanding at December 31, 2000 to $33.0 million. Investment in interest bearing due from banks increased $2 million to $4 million. Total earning assets rose $22.7 million or 96.6% to $46.1 million.

Results of Operations


     Interest income improved from $426,000 in 1999 to $2,673,000 in 2000, a 527.3% increase. The yield on average earnings assets for 2000 was 8.01% compared to 5.42% in 1999. Interest and fees on loans for 2000 was $1,780,000 (average yield of 9.92%) compared to $66,000 (average yield of 11.17%). Interest on investments increased from $124,000 in 1999 (average yield of 5.77%) to $242,000 in 2000 (average yield of 6.91%). Interest on Federal Funds sold increased from $237,000 in 1999 (average yield of 5.48%) to $651,000 in 2000 (average yield of 6.16%). While the rate environment during 2000 was generally higher than that of 1999, the overall yield on earning assets improved mainly due to the change in the mix of the Company's earning assets. During 2000, average loans comprised 57.8% of average earning assets compared to 10.3% in 1999.

     Interest on deposit accounts amounted to $1,385,000 in 2000 (average rate of 5.35%) compared to $162,000 in 1999 (average rate of 5.47%).

     Non-interest income for 2000 increased to $44,000 from $6,000 in 1999. As the Bank was only in operation for four months in 1999, the annualized increase is consistent with the Bank's growth in customer volume and resultant fee activities.

     Total non-interest expenses increased from $1,324,000 in 1999 to $2,341,000 in 2000, or an increase of 76.8%. While total non-interest expenses have grown at a disproportionate rate, many of these expenses began upon the commencement of the Company's banking operations in August 1999 and, accordingly, represent a short year. Comparisons between specific categories are difficult because $743,000 of 1999 expenses are categorized as "pre-opening" other expenses and not identified as specific personnel, occupancy, or other expenses. Salaries and benefits expense represented the area of greatest change, increasing from $699,000 in 1999 to $1,248,000 in 2000. Six full-time equivalent staff members were added in 2000. Total assets per employee were $2,143,000 at December 31, 2000 compared to $1,661,000 at December 31, 1999.

     Expenses related to the organization and operation of Citizens Capital Management totaled $230,912 and are included in the Company's totals. Personnel costs comprised $106,510 of the total while other operating expenses were $124,402.

     The provision for possible loan losses increased to $256,000 in 2000 from $27,000 in 1999. Because of a lack of historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. The provision is also influenced by the fact that some 30% of the loan portfolio is residential real estate which historically has resulted in a lower percentage of losses.

Loan Portfolio


     Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to be healthy due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2000 as loans increased $28.7 million or 661% to $33.0 million at December 31, 2000. At December 31, 2000, commercial loans comprised 33.8% of total loans; commercial real estate loans comprised 28.4%; residential real estate loans were 32.2% and consumer loans were at 5.6%. Commercial lending activity is focused on seasonal working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area. At December 31, 2000, the Company had no non-performing loans and there were no outstanding loans that would represent troubled debt restructurings.

Deposits

     Total deposits increased $22.2 million, or 123.6%, to $40.1 million at December 31, 2000. During 2000, interest-bearing deposits increased 120.4% to $36.0 million while non-interest bearing deposits increased 157.1% to $4.1 million. At December 31, 2000, time deposits represented 63.1% of total deposits, other interest-bearing deposits were at 26.7%, and non-interest bearing balances were 10.2%.


Year Ended December 31, 1999 Compared to Year Ended December 31, 1998


Financial Condition

     For the year ended December 31, 1999, the Company experienced a net loss of $1,100,668 compared to a loss of $123,119 in 1998. Most significant to the loss were some $743,000 in anticipated expenses related to the organization and start-up of Citizens National Bank which commenced operations in August 1999. Total assets were $28,241,762, compared to $1,495,787 at year-end 1998. This increase was due principally to the completion of the Company's common stock offering (the Offering) which generated approximately $11.5 million in proceeds together with an increase in customer deposits aggregating approximately $17.9 million. These funds were used to generate loan demand of $4.3 million, while investment securities increased to $1.4 million, and interest bearing due from banks rose to $2 million. Of the remaining funds, $15.8 million were placed in overnight Federal Funds sold while $2.2 million were used for investment in premises and equipment and for other operating purposes. Total earning assets increased to $23.5 million at December 31, 1999.

Results of Operations

     Interest income increased to $426,161 for 1999 compared to $1,917 for 1998. Interest income for 1998 included $94,360 of interest earned on escrowed Offering proceeds during its organizational period to August 24, 1999. Average yields on average earning assets were 5.42% for 1999. Interest and fees on loans were $65,528 for the year for an average yield of 11.17%; interest on investment securities for the period was $123,763 for an average yield of 5.77%; and interest on Federal Funds sold was $236,870 for an average yield of 5.15%.

     Interest expense increased to $181,852 for 1999 as compared to $2,073 for 1998 of which $162,772 pertained to interest-bearing deposits. The average rate paid on interest-bearing liabilities was 4.11% in 1999. Net interest income increased to $244,309 for 1999 as compared to $(156) for 1998. The net interest margin for 1999 was 2.47%.

     Non-interest income for 1999 increased to $6,130 as compared to $0 for 1998. The increase resulted primarily from commencement of its banking operations, deposit activity and the expansion of fee generating services.

     Total non-interest expense increased to $1,324,222 for 1999 compared to $122,963 for 1998. Salaries and benefits expense represented the area of greatest change, increasing from $18,360 in 1998 to $698,503 in 1999. Full-time equivalent employees increased from 1 at December 31, 1998 to 17 at December 31, 1999 in response to the commencement of the Company's banking operations. Occupancy and equipment expenses were $203,200 for 1999 as compared to $17,058 for 1998.

     The provision for possible loan losses for 1999 increased to $26,885 and was based upon an analytical review of the loan portfolio as of December 31, 1999.

Loan Portfolio

     There was substantial demand for consumer and commercial loans during 1999 as loans increased to $4.3 million at December 31, 1999. At December 31, 1999, commercial loans represented 19.3% of total loans; commercial real estate loans represented 26.8% of loans; residential real estate loans represented 40.1% of loans; and consumer loans were 13.2%. The Company did not have any non-performing or non-accruing loans during the course of 1999. There were no loans that would represent troubled debt restructurings at December 31,1999.

Deposits

     Total deposits increased to $17.9 million at December 31, 1999. The change was realized primarily in interest bearing deposits, which increased to $16.4 million while non-interest bearing deposits increased to $1.6 million. At December 31, 1999, time deposits represented 74.4% of total deposits, other interest bearing deposits represented 16.8%, and non-interest bearing balances were at 8.8%.

                        Capital Resources and Liquidity

     Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense upon the attraction of deposits, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management's philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience.

     As it is the Company's philosophy to consider the investment portfolio principally as a source of liquidity, deposit growth, except to the extent necessary to maintain such liquidity, is generally utilized to fund the higher yielding loan portfolio, particularly commercial and consumer lending. In addition, it is management's practice to maintain the Company's well capitalized status in compliance with regulatory guidelines when planning its expansion activities.

     Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve System have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. The guidelines require that total capital of 8% be held against total risk-adjusted assets. At December 31, 2000, the Company's Tier I capital ratio was 27.07%, total risk-based capital ratio was 27.90% and the leverage ratio was 18.72%.

     The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has approved extensions of credit available from correspondent banks, sources for loan sales and primarily short-term investments that could be liquidated if necessary. While the Company has not had a need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

Interest Sensitivity

The following is a combined maturity and re-pricing analysis of rate sensitive assets and liabilities as of December 31, 2000.

                                                0-90       91-180      181-365        OVER
                                                DAYS        DAYS         DAYS        1 YEAR      TOTAL
                                              -------     --------     --------     -------     -------
                                                         (Dollars   in Thousands)
Interest Earning Assets:
  Federal Funds Sold                          $ 7,742     $     --     $     --     $    --     $ 7,742
  Investment Securities                           999           --           --         402       1,401
  Loans                                        10,488        4,330        8,661       9,521      33,000
  Other Earning Assets                          4,000           --           --          --       4,000
                                              -------     --------     --------     -------     -------
   Total Interest Earning Assets               23,229        4,330        8,661       9,923      46,143
                                              -------     --------     --------     -------     -------

Interest Bearing Deposits                      12,776           --           --          --      12,776
Certificates, less than $100M                     812        4,193        2,650       3,160      10,815
Certificates, $100M and over                    1,924        4,714        6,167       1,700      14,505
                                              -------     --------     --------     -------     -------
 Total Interest Bearing Liabilities            15,512        8,907        8,817       4,860      38,096
                                              -------     --------     --------     -------     -------
Interest Sensitivity Gap:
  Sensitive Assets Less Rate
  Sensitive Liabilities                       $ 7,717     $ (4,577)    $   (156)    $ 5,063     $ 8,047

Cumulative Interest Sensitivity Gap             7,717        3,140        2,984       8,047

Interest Sensitivity Gap Ratio                  149.7%        48.6%        98.2%      204.2%

Cumulative Interest Sensitivity Gap Ratio       149.7%       112.9%       109.0%      121.1%

     The objective of interest sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of re-pricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to re-price for purposes of interest rate sensitivity analysis. Management subjectively sets rates on all accounts.

     At December 31, 2000, the Company had $36.2 million in interest sensitive assets compared to $33.2 million in interest sensitive liabilities that will mature or re-price within a year.

     A negative gap position is indicative of a bank that has a greater amount of interest sensitive liabilities re-pricing (or maturing) than it does interest sensitive assets, in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interest sensitive assets re-pricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interest bearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability which re-prices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

     Management believes that the current balance sheet structure of interest sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.


                     Market for the Company's Common Stock
                      and Related Security Holder Matters

     Citizens Bancshares' common stock is not listed on any exchange or with the Nasdaq Stock Market therefore there is no established public market for the common stock. Transactions occur from time to time as a result of private negotiations. As of March 1, 2001, there were approximately 407 holders of record of Citizens Bancshares' common stock.

     To date, Citizens Bancshares has not paid any dividends on its common stock. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on Citizens National Bank's earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors of Citizens Bancshares.

     Citizens National Bank is restricted in its ability to pay dividends under national banking laws and by OCC regulations. Pursuant to 12 U.S.C. 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. 60(b), OCC approval is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------

                CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC.
                               AND SUBSIDIARIES

                          December 31, 2000 and 1999



                               - - -ooooooo- - -


                                   CONTENTS
                                   --------

                                                                                       PAGE
                                                                                       ----
Independent Auditors' Report..................................................           1

Consolidated Balance Sheets...................................................           2

Consolidated Statements of Operations.........................................           3

Consolidated Statements of
     Stockholders' Equity (Deficit)............................................          4

Consolidated Statements of Cash Flows.........................................           5

Notes to Consolidated Financial Statements....................................        6 - 25

                               - - -ooooooo- - -

Board of Directors and Stockholders of
Citizens Bancshares of Southwest Florida, Inc.
Naples, Florida


                         Independent Auditors' Report
                         ----------------------------

We have audited the accompanying consolidated balance sheets of Citizens Bancshares of Southwest Florida, Inc. and its subsidiaries Citizens National Bank of Southwest Florida and Citizens Capital Management, Inc. (collectively, the Company) as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and the period from June 15, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares of Southwest Florida, Inc. and subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2000 and 1999 and the period from June 15, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.



                                   /s/  Hill, Barth & King LLC
                                  ----------------------------
                                  Certified Public Accountants



January 25, 2001
Naples, Florida

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


                                                                                2000            1999
                                                                            ------------    ------------
            ASSETS
            ------
Cash and due from banks                                                     $    994,225    $  2,529,344
Federal funds sold                                                             7,742,000      15,766,000
                                                                            ------------    ------------
                         TOTAL CASH AND CASH EQUIVALENTS                       8,736,225      18,295,344
                                                                            ------------    ------------

Interest-bearing deposits in banks                                             4,000,000       2,000,000

Securities available for sale - NOTE B                                            75,760          50,760
Securities held to maturity (fair value
    approximates $999,375 and $985,938) - NOTE B                                 999,394         987,915

Loans - NOTE C                                                                32,999,576       4,334,141
Less:
    Allowance for loan losses - NOTE C                                          (281,067)        (26,885)
    Unearned income and deferred loan fees                                       (45,322)              0
                                                                            ------------    ------------
                                                                NET LOANS     32,673,187       4,307,256
                                                                            ------------    ------------

Restricted securities, Federal Home Loan Bank
    Federal reserve Bank stock, at cost                                          326,600         326,600
Premises and equipment - NOTE D                                                2,151,067       2,170,140
Accrued interest receivable                                                      229,657          51,723
Other assets                                                                      96,468          52,024
                                                                            ------------    ------------
                                                                            $ 49,288,358    $ 28,241,762
                                                                            ============    ============


            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

Deposits - NOTE E                                                           $ 40,134,980    $ 17,947,371
Accrued interest payable                                                          26,745           3,266
Accrued expenses and other liabilities                                            53,047         156,558
                                                                            ------------    ------------
                                                        TOTAL LIABILITIES     40,214,772      18,107,195
                                                                            ------------    ------------

Commitments - NOTE G

Stockholders' Equity - NOTE J:
    Preferred stock, par value $.01 per share,
      1,000,000 shares authorized, no shares
      issued and outstanding                                                           0               0
    Common stock, par value $.01 per share,
      20,000,000 shares authorized, 1,165,370, and 1,145,070
      shares issued and outstanding, respectively                                 11,654          11,451
    Additional paid-in capital                                                11,549,700      11,346,903
    Accumulated deficit                                                       (2,487,768)     (1,223,787)
    Accumulated other comprehensive income                                             0               0
                                                                            ------------    ------------
                           TOTAL STOCKHOLDERS' EQUITY                          9,073,586      10,134,567
                                                                            ------------    ------------
                                                                            $ 49,288,358    $ 28,241,762
                                                                            ============    ============

          See accompanying notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

      Years ended December 31, 2000 and 1999 and the period from June 15,
                 1998 (date of inception) to December 31, 1998


                                                                        2000               1999                 1998
                                                                    -----------         -----------         -----------
INTEREST INCOME
---------------
    Interest and fees on loans                                      $ 1,779,649         $    65,528         $         0
    Interest on securities and other                                    242,289             123,763               1,917
    Interest on federal funds sold                                      651,339             236,870                   0
                                                                    -----------         -----------         -----------
                                      TOTAL INTEREST INCOME           2,673,277             426,161               1,917
                                                                    -----------         -----------         -----------

INTEREST EXPENSE
----------------
    Interest on deposits                                              1,384,542             162,772                   0
    Interest on other borrowings                                              0              19,080               2,073
                                                                    -----------         -----------         -----------
                                     TOTAL INTEREST EXPENSE           1,384,542             181,852               2,073
                                                                    -----------         -----------         -----------

                                 NET INTEREST INCOME (LOSS)           1,288,735             244,309                (156)
PROVISION FOR LOAN LOSSES                                               255,702              26,885                   0
-------------------------                                           -----------         -----------         -----------
                           NET INTEREST INCOME (LOSS) AFTER
                                  PROVISION FOR LOAN LOSSES           1,033,033             217,424                (156)

NON-INTEREST INCOME
-------------------
    Service charges, commissions and fees                                44,020               6,130                   0
                                                                    -----------         -----------         -----------
                                                                      1,077,053             223,554                (156)
                                                                    -----------         -----------         -----------

NON-INTEREST EXPENSES
---------------------
    Salaries and employee benefits - NOTE K                           1,248,478             698,503              18,360
    Occupancy expenses                                                  197,891             143,925              17,026
    Equipment rental, depreciation and
      maintenance                                                       237,810              59,275                  32
    General operating - NOTES I AND M                                   656,855             422,519              87,545
                                                                    -----------         -----------         -----------
                                       TOTAL OTHER EXPENSES           2,341,034           1,324,222             122,963
                                                                    -----------         -----------         -----------
                                   LOSS BEFORE INCOME TAXES          (1,263,981)         (1,100,668)           (123,119)

INCOME TAXES - NOTE F                                                         0                   0                   0
---------------------                                               -----------         -----------         -----------
                                                   NET LOSS         $(1,263,981)        $(1,100,668)        $  (123,119)
                                                                    ===========         ===========         ===========


LOSS PER SHARE                                                      $     (1.09)        $     (1.98)        $         0
--------------                                                      ===========         ===========         ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                                   1,164,675             554,558                   0
-----------------------------------                                 ===========         ===========         ===========


           See accompanying notes to consolidated financial statements

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
           --------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

          Years ended December 31, 2000 and 1999 and the period from June 15, 1998 (date of inception) to December 31, 1998

                                                                                       ACCUMULATED
                                                    ADDITIONAL                            OTHER
                                   COMMON            PAID-IN          ACCUMULATED      COMPREHENSIVE
                                    STOCK            CAPITAL            DEFICIT           INCOME               TOTAL
                                -------------      -------------       -----------     -------------        -----------
Balance(date of inception)
     June 15, 1998                $         0        $         0       $         0       $         0        $         0
   Common stock issued,
     pursuant to company
     organization                           5                495                 0                 0                500
   Comprehensive income:
     Net loss for 1998                      0                  0          (123,119)                0           (123,119)
     Unrealized gain on
      available for sale
      investment securities                 0                  0                 0                 0                  0
                                                                                                            -----------
   Total comprehensive income                                                                                  (123,119)
                                -------------      -------------       -----------     -------------        -----------
Balance (deficit)
     December 31, 1998                      5                495          (123,119)                0           (122,619)
   Common stock issued,
     net of offering
     cost of $92,347                   11,451         11,346,903                 0                 0         11,358,354
   Common stock retired
     with offering proceeds
     (organizational                       (5)              (495)                0                 0               (500)
     shares)
   Comprehensive income:
     Net loss for 1999                      0                  0        (1,100,668)                0         (1,100,668)
     Unrealized gain on
      available for sale
      investment securities                 0                  0                 0                                    0
                                                                                                            -----------
   Total comprehensive income                                                                                (1,100,668)
                                -------------      -------------       -----------     -------------        -----------
Balance (deficit)
     December 31, 1999                 11,451         11,346,903        (1,223,787)                0         10,134,567
   Common stock issued                    203            202,797                 0                 0            203,000
   Comprehensive income:
     Net loss for 2000                      0                  0        (1,263,981)                0         (1,263,981)
     Unrealized gain on
      available for sale
      investment securities                 0                  0                 0                 0                  0
                                                                                                            -----------
   Total comprehensive income                                                                                (1,263,981)
                                -------------      -------------       -----------     -------------        -----------
Balance (deficit)
     December 31, 2000            $    11,654        $11,549,700       $(2,487,768)      $         0        $ 9,073,586
                                =============      =============       ===========     =============        ===========






          See accompanying notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

      Years ended December 31 2000 and 1999 and the period from June 15,
                 1998 (date of inception) to December 31, 1998


                                                                                            2000           1999            1998
                                                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------
    Net loss                                                                           $ (1,263,981)   $ (1,100,668)   $   (123,119)
    Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                                                         177,008          45,606              32
      Provision for loan losses                                                             255,702          26,885               0
      Accretion of deferred loan fees
        and discounts                                                                       (36,998)              0               0
      Increase in accrued interest receivable                                              (177,934)        (51,723)              0
      Increase in other assets                                                              (44,444)        (21,091)        (30,933)
      Increase (decrease) in accrued interest payable                                        23,479         (15,140)         18,406
      Increase (decrease) in accrued expenses
           and other liabilities                                                           (103,511)        156,557               0
                                                                                       ------------    ------------    ------------
         NET CASH USED IN OPERATING ACTIVITIES                                           (1,170,679)       (959,574)       (135,614)
                                                                                       ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
    Net increase in interest-bearing deposits
      in banks                                                                           (2,000,000)     (2,000,000)              0
    Net increase in loans                                                               (28,596,114)     (4,334,141)              0
    Purchases of securities available for sale                                              (25,000)       (377,360)              0
    Purchases of securities held to maturity                                                      0        (987,915)              0
    Purchases of premises and equipment                                                    (157,935)       (866,449)     (1,349,329)
                                                                                       ------------    ------------    ------------
         NET CASH USED IN INVESTING ACTIVITIES                                          (30,779,049)     (8,565,865)     (1,349,329)
                                                                                       ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
    Net increase in deposits                                                             22,187,609      17,947,371               0
    Borrowings on (repayment of) short-term notes                                                 0      (1,600,000)      1,600,000
    Net proceeds from issuance of common stock                                              203,000      11,358,353               0
                                                                                       ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                22,390,609      27,705,724       1,600,000
                                                                                       ------------    ------------    ------------

                            NET INCREASE (DECREASE) IN CASH
                                       AND CASH EQUIVALENTS                              (9,559,119)     18,180,285         115,057

CASH AND CASH EQUIVALENTS
-------------------------
      Beginning of period                                                                18,295,344         115,057               0
                                                                                       ------------    ------------    ------------
      End of period                                                                    $  8,736,225    $ 18,295,344    $    115,057
                                                                                       ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
------------------------------------------------
      Cash paid during the year for:

        Interest                                                                       $    (23,479)   $    181,851    $          0
                                                                                       ============    ============    ============

      Noncash Transactions:

        Unrealized increase in fair value
           on securities available for sale                                            $          0    $          0    $          0
                                                                                       ============    ============    ============

          See accompanying notes to consolidated financial statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Organization and Consolidation:
Citizens Bancshares of Southwest Florida, Inc. (the Company) was incorporated under the laws of the state of Florida. The Company's activities prior to August 24, 1999 were limited to the organization of Citizens National Bank of Southwest Florida, (the Bank), as well as preparation for a $12,000,000 common stock offering (the Offering). On August 24, 1999, the Company and the Bank emerged from the development stage and began operations.

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Citizens National Bank of Southwest Florida and Citizens Capital Management, Inc. All significant intercompany balances and transactions have been eliminated.

Citizens Capital Management, Inc., during 2000, obtained approval from the Office of the Comptroller of the Currency to conduct trust operations. The trust assets under management as well as the contingent liability associated with those assets are not included as part of the consolidated financial statements of the Company.

Nature of Operations:
The Bank provides a full range of commercial and consumer banking services primarily within the Naples, Florida area. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

Use of Estimates:
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash, demand balances due from banks and federal funds sold are considered cash and cash equivalents for cash flow reporting purposes. Generally, federal funds are sold for one-day periods.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------

Investment Securities:
Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of operations.

Loans:
Loans are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method.

Allowance for Loan Losses:
The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of potential losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------

Allowance for Loan Losses (Continued):
Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income on impaired loans is recognized only as received.

Premises and Equipment:
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is less.

The Company capitalizes interest on borrowings during the construction or renovation of new facilities. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. For 2000 and 1999 the Company capitalized interest totaling $0 and $64,508, respectively.

Income Taxes:
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

The Company and it's subsidiaries file a consolidated tax return.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------

New Accounting Pronouncements:
In June 1998, the Financing Accounting Standards Board (FASB) issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137 which deferred the effective date of SFAS 133 to years beginning after June 15, 2000. Management does not believe the adoption of this statement will have a material impact on financial condition and results of operations.

NOTE B - SECURITIES
-------------------

The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31, are as follows:


                                                                         GROSS UNREALIZED                 ESTIMATED
                                               AMORTIZED        -----------------------------------         FAIR
                                                  COST               GAINS              LOSSES              VALUE
                                            ----------------    ----------------   ----------------   -----------------
December 31, 2000:

Available for sale securities:
    U.S. Treasury securities                $         25,000    $              0   $              0   $          25,000
    Independent Bankers Bank Stock                    50,760                   0                  0              50,760
                                            ----------------    ----------------   ----------------   -----------------
    Totals                                  $         75,760    $              0   $              0   $          75,760
                                            ================    ================   ================   =================

Held to maturity securities:
    U.S. agency obligations                 $        999,394    $              0   $             19   $         999,375
                                            ----------------    ----------------   ----------------   -----------------
    Totals                                  $        999,394    $              0   $             19   $         999,375
                                            ================    ================   ================   =================

       -----------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE B - SECURITIES (CONTINUED)
-------------------------------

                                                                        GROSS UNREALIZED
                                              AMORTIZED       -------------------------------------         FAIR
                                                 COST              GAINS                LOSSES              VALUE
                                           ----------------   ----------------     ----------------   -----------------
December 31, 1999:

Available for sale securities:
    Independent Bankers Bank Stock         $         50,760   $              0     $              0   $          50,760
                                           ----------------   ----------------     ----------------   -----------------
    Totals                                 $         50,760   $              0     $              0   $          50,760
                                           ================   ================     ================   =================

Held to maturity securities:
    U.S. agency obligations                $        987,915   $              0     $          1,977   $         985,938
                                           ----------------   ----------------     ----------------   -----------------
    Totals                                 $        987,915   $              0     $          1,977   $         985,938
                                           ================   ================     ================   =================

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank's portfolio and analysis servicer. As of December 31, 2000, the amortized cost and estimated fair value of investment securities, by contractual maturities, are as follows:

                                                    HELD TO MATURITY                        AVAILABLE FOR SALE
                                           -----------------------------------     ------------------------------------
                                              AMORTIZED             FAIR              AMORTIZED             FAIR
                                                 COST              VALUE                 COST               VALUE
                                           ----------------   ----------------     ----------------   -----------------
Due less than one year                     $        999,394   $        999,375     $              0   $               0
Due after ten years                                       0                  0               25,000              25,000
                                           ----------------   ----------------     ----------------   -----------------
                                                    999,394            999,375               25,000              25,000
Independent Bankers Bank Stock                            0                  0               50,760              50,760
                                           ----------------   ----------------     ----------------   -----------------
Totals                                     $        999,394   $        999,375     $         75,760   $          75,760
                                           ================   ================     ================   =================

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE C - LOANS
--------------

The composition of loans at December 31, is as follows:

                                                                   2000               1999
                                                             ----------------   -----------------
           Commercial                                        $      5,052,787   $         584,556
           Real estate                                             24,648,033           2,928,879
           Lines of credit                                          2,551,517             500,526
           Consumer                                                   747,239             320,180
                                                             ----------------   -----------------
           Totals                                            $     32,999,576   $       4,334,141
                                                             ================   =================

The majority of the Company's lending activities are conducted principally with customers located in the Naples, Florida area. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Although the Bank's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

The Bank had no loans on nonaccrual as of December 31, 2000 and 1999.

The activity in the allowance for loan losses for the years ended December 31, is as follows:

                                                                            2000               1999
                                                                      ----------------   -----------------
           Balance at beginning of year                               $         26,885   $               0
           Provision charged to operations                                     255,702              26,885
           Charge-offs                                                          (2,520)                  0
           Recoveries                                                            1,000                   0
                                                                      ----------------   -----------------
           Balance at end of year                                     $        281,067   $          26,885
                                                                      ================   =================

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE D - PREMISES AND EQUIPMENT
-------------------------------

Premises and equipment at December 31, consist of the following:

                                                   2000          1999
                                                -----------   -----------
         Land and land improvements              $  545,269    $  545,269
         Building                                 1,050,407     1,050,407
         Leasehold improvements                      23,640        23,640
         Furniture, fixtures and equipment          287,991       263,548
         EDP equipment and software                 466,181       332,914
                                                -----------   -----------
                                                  2,373,488     2,215,778
         Less accumulated depreciation              222,421        45,638
                                                -----------   -----------
         Totals                                  $2,151,067    $2,170,140
                                                ===========   ===========

Depreciation expense was $177,008, $45,606 and $32 for the years ended December 31, 2000 and 1999 and the period from June 15, 1998 (date of inception) to December 31, 1998, respectively.

NOTE E - DEPOSITS
-----------------

Deposits at December 31, are comprised of the following:

                                                   2000          1999
                                                -----------   ------------
         Interest-bearing:
           Money market                         $6,675,459    $  1,044,918
           Negotiable order of
             withdrawal accounts                  3,498,288      1,288,100
           Savings                                  550,861        675,900
         Certificates of deposit:
             Less than $100,000                  10,815,076      7,403,604
             $100,000 or more                    14,504,398      5,943,531
                                                -----------   ------------
                                                 36,044,082     16,356,053
         Demand (non-interest bearing)            4,090,898      1,591,318
                                                -----------   ------------
         Totals                                 $40,134,980   $ 17,947,371
                                                ===========   ============

                                      -12

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE E - DEPOSITS (CONTINUED)
-----------------------------

The maturities on certificates of deposit of $100,000 or more as of December 31, 2000 are as follows:

         Three months or less                          $   1,923,784
         Over three months to six months                   4,713,792
         Over six months to twelve months                  6,166,614
         Over twelve months                                1,700,208
                                                       -------------
         Total                                         $  14,504,398
                                                       =============

Included in interest expense is $681,952 and $62,819 which relates to interest on certificates of deposit of $100,000 or more for 2000 and 1999, respectively.

The maturities on certificates of deposits as of December 31, 2000 are as follows:

           2001                                                 $ 20,431,999
           2002                                                    4,721,680
           2003                                                      108,591
           2004                                                            0
           2005                                                       57,204
                                                                ------------
           Total                                                $ 25,319,474
                                                                ============

NOTE F - INCOME TAXES
---------------------

At December 31, 2000, the Company assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2000 and 1999.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE F - INCOME TAXES (CONTINUED)
---------------------------------

The components of deferred tax assets and deferred tax liabilities at December 31, are as follows:

                                                         2000          1999
                                                       ----------    ----------
         Deferred tax assets:
           Net operating loss carryforwards            $  565,806    $  189,808
           Allowance for loan losses                       85,965         9,141
           Organizational and startup costs               179,343       228,116
           Other deductions deferred for
             income taxes                                   8,317         7,978
                                                       ----------    ----------
                                                          839,431       435,043
                                                       ----------    ----------
         Deferred tax liabilities:
           Depreciation on premises and equipment          42,728        23,753
                                                       ----------    ----------
                                                          796,703       411,290
           Valuation allowance                            796,703       411,290
                                                       ----------    ----------
         Deferred tax assets (liability), net          $        0    $        0
                                                       ==========    ==========


At December 31, 2000, the Company had a tax net operating loss carryforward of approximately $1,664,000 expiring on various dates from 2019 through 2020.


NOTE G - COMMITMENTS
--------------------

The Company has entered into an operating lease agreement for certain bank offices which expires in October 2001. In addition, the Company has operating leases for office equipment which expire on various dates through 2005. Rent expense was $128,615 for 2000 and $57,421 for 1999 related to these leases.

Future minimum rental commitments as of December 31, 2000 are as follows:

         Year ending -
          December 31, 2001                                  $   82,851
          December 31, 2002                                      22,762
          December 31, 2003                                      20,612
          December 31, 2004                                       6,528
          December 31, 2005                                       1,333
                                                             ----------
         Total minimum payments required                     $  134,086
                                                             ==========

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE G - COMMITMENTS (CONTINUED)
--------------------------------

The Company and the Bank have entered into employment agreements expiring at various dates through May 2002 with four senior officers providing for annual compensation aggregating approximately $410,000.


NOTE H - RETIREMENT PLAN
------------------------

The Company maintains a 401(k) Retirement Plan (the Plan) to which eligible employees may contribute from 1% to 15% of their pay. Currently the Company does not contribute to the Plan on behalf of eligible employees but the Company may make discretionary contributions based on the Company's profitability and approval of the board of directors. The Company made no contributions to the Plan in 2000. Employees who have completed at least three months of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee's account. Company contributions, if made, become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service.


NOTE I - RELATED PARTY TRANSACTIONS
-----------------------------------

The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 2000 is as follows:

         Loan balances at December 31, 1999                $         0
         New loans                                           1,422,750
         Repayments                                              1,620
                                                           -----------
         Loan balances at December 31, 2000                $ 1,421,130
                                                           ===========

The Bank also has accepted deposits from employees, officers and directors of the Bank and the Company and from affiliates of such officers and directors. The deposits were accepted on substantially the same terms as those of other depositors. Such deposits amounted to approximately $2,266,174 at December 31, 2000 and $594,936 at December 31, 1999.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE J - STOCKHOLDERS' EQUITY
-----------------------------

The Company has adopted an incentive stock option plan for certain of its employees and has authorized and reserved 150,000 shares of common stock for issuance under this plan.

The Company applies APB 25 in accounting for its stock option plan described above. The option price under the stock option plan equals or exceeds the fair market value of the common shares on the date of grant and, accordingly, no compensation cost has been recognized under the provisions of APB 25 for stock options. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for the Company's stock option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Company's proforma net loss and net loss per share would have been reflected as follows:

                                                                 2000                   1999
                                                           --------------         ---------------
           Net loss as reported                            $   (1,263,981)        $    (1,100,668)
           Proforma net loss                               $   (1,303,788)        $    (1,198,670)
           Net loss per share as reported                  $        (1.09)        $         (1.98)
           Proforma net loss per share                     $        (1.12)        $         (2.16)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 2000 and 1999 include: dividend yield of 0.00%, expected volatility of 00.00% and 16.12%, risk-free interest rate of 5.25% and 6.00% and average expected lives of 3.91 and 4.92 years, respectively. At December 31, 2000 and 1999, options for 35,167 and 17,000 shares were exercisable at an average price per share of $10.00. Options granted expire after 10 years and are exercisable in 20% to 33.33% increments annually. Transactions related to this stock option plan are as follows:

                                                                                     WEIGHTED
                                                              OPTIONS             AVERAGE OPTION
                                                            OUTSTANDING           PRICE PER SHARE
                                                           -------------          ---------------
           Balance December 31, 1998                                  0
           Granted                                               88,650           $         10.00
                                                           -------------          ---------------

           Balance December 31, 1999                             88,650           $         10.00
           Forfeited                                               (150)          $         10.00
                                                           -------------          ---------------

           Balance December 31, 2000                             88,500           $         10.00
                                                           =============          ===============

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)
-----------------------------------------

In connection with its initial offering of common stock, the Company granted to certain organizers of the Company warrants to purchase .67 shares of common stock (at an exercise price of $10.00 per share) for each initial share purchased by such organizers in the offering. The Warrants will vest in equal increments of 20% commencing on the date of grant (August 24, 1999) and on each anniversary date thereafter until fully vested. Warrants may be exercised in whole or in part for $10.00 per share beginning on the date of grant and expiring 10 years after the grant date.

The Company has reserved 113,330 shares of its Common Stock for issuance thereunder.

The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2000, no amount was available for distribution to the Company as dividends without prior approval.

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                  Capital to risk-weighted assets
                                 ---------------------------------
                                                                          Tier 1 capital
                                    Total               Tier 1          to average assets
                                 -----------         ------------      -------------------
Well capitalized                     10%                  6%                    5%
Adequately capitalized                8%                  4%                    4%
Undercapitalized                      6%                  3%                    3%

The Company was considered well capitalized as of December 31, 2000 and 1999.

Management is not aware of any events or circumstances that have occurred since year end that would change the Company's capital category.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES


                          December 31, 2000 and 1999


NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)
-----------------------------------------

At December 31, actual capital levels and minimum required levels were as follows (in thousands):

                                                                                                   Minimum Required
                                                                         Minimum                      To Be Well
                                                                         Required                  Capitalized Under
                                                                        For Capital                Prompt Corrective
                                                                         Adequacy                       Action
                                             Actual                      Purposes                    Regulations
-------------------------------------------------------------------------------------------------------------------------
                                     Amount         Ratio           Amount        Ratio          Amount        Ratio
-------------------------------------------------------------------------------------------------------------------------
2000
Total capital (to risk
    weighted assets)
      Consolidated                   $ 9,354        27.90%          $ 2,682       8.00%          $ 3,352       10.00%
      Bank                           $ 7,303        23.21%          $ 2,518       8.00%          $ 3,147       10.00%
Tier 1 capital (to risk
    weighted assets)
      Consolidated                   $ 9,074        27.07%          $ 1,341       4.00%          $ 2,011        6.00%
      Bank                           $ 7,022        22.31%          $ 1,259       4.00%          $ 1,888        6.00%
Tier 1 capital (to
    average assets)
      Consolidated                   $ 9,074        18.72%          $ 1,939       4.00%          $ 2,423        5.00%
      Bank                           $ 7,022        15.13%          $ 1,857       4.00%          $ 2,321        5.00%

1999
Total capital (to risk
    weighted assets)
      Consolidated                   $10,162       102.43%          $   794       8.00%          $   992       10.00%
      Bank                           $ 8,405        87.82%          $   766       8.00%          $   957       10.00%
Tier 1 capital (to risk
    weighted assets)
      Consolidated                   $10,135       102.16%          $   397       4.00%          $   595        6.00%
      Bank                           $ 8,378        87.54%          $   383       4.00%          $   574        6.00%
Tier 1 capital (to
    average assets)
      Consolidated                   $10,135        44.48%          $   911       4.00%          $ 1,139        5.00%
      Bank                           $ 8,378        39.70%          $   844       4.00%          $ 1,055        5.00%

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE K - OFF-BALANCE SHEET RISK
-------------------------------

In the normal course of business, the Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit through loans approved but not yet funded, lines of credit and standby letters of credit. The credit risks associated with financial instruments are generally managed in conjunction with the Banks' balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting these commitments for which collateral is deemed necessary is maintained by the Banks.

Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks' exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 2000 and 1999, the Bank had commitments of approximately $5,688,424 and $1,151,095, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $0 and $30,000 at December 31, 2000 and 1999, respectively.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS
---------------------------------------------

The following table presents the estimates of fair value of financial instruments as of December 31:

                                                                                                    2000
                                                                                     ----------------------------------
                                                                                                           ESTIMATED
                                                                                        CARRYING              FAIR
                                                                                         AMOUNT              VALUE
                                                                                     --------------      --------------
           Financial assets:
              Cash and cash equivalents                                                 $ 8,736,225         $  8,736,225
              Interest-bearing deposits in bank                                           4,000,000            4,000,000
              Securities available for sale                                                  75,760               75,760
              Securities held to maturity                                                   999,394              999,375
              Restricted securities                                                         326,600              326,600
              Net loans                                                                  32,999,576           32,856,575
              Accrued interest receivable                                                   229,657              229,657
           Financial liabilities:
              Deposits                                                                   40,134,980           40,440,498
              Accrued interest payable                                                       26,745               26,745
           Off-Balance Sheet Credit Risk:
              Commitments to extend credit                                                5,688,424            5,688,424

                                                                                                    1999
                                                                                     ----------------------------------
                                                                                                           ESTIMATED
                                                                                        CARRYING              FAIR
                                                                                         AMOUNT              VALUE
                                                                                     --------------      --------------
           Financial assets:
              Cash and cash equivalents                                                $ 18,295,344        $  18,295,344
              Interest-bearing deposits in bank                                           2,000,000            2,000,000
              Securities available for sale                                                  50,760               50,760
              Securities held to maturity                                                   987,915              985,938
              Restricted securities                                                         326,600              326,600
              Net loans                                                                   4,334,141            4,334,141
              Accrued interest receivable                                                    51,723               51,723
           Financial liabilities:
              Deposits                                                                   17,947,371           18,136,184
              Accrued interest payable                                                        3,266                3,266
           Off-Balance Sheet Credit Risk:
              Commitments to extend credit                                                1,151,095            1,151,095
              Standby letters of credit                                                      30,000               30,000

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
---------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

           Cash and cash equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

           Securities: For securities available for sale fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

           Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

           Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefits that result from low-cost funding provided by the deposit liabilities compared to the cost of alternate sources of funds.

           Accrued interest: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

           Off-balance sheet credit risk: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The fair value estimates are presented for on-balance sheet financial instruments without attempting to estimate the value of the bank's long-term relationships with depositors and the benefit that results from low-cost funding provided by deposit liabilities. In addition, significant assets which are not considered financial instruments and are, therefore, not a part of the fair value estimates include office properties and equipment.

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE M - GENERAL OPERATING EXPENSES
-----------------------------------

The following amounts comprise general operating expenses for the year ended December 31:

                                                                                            2000                1999
                                                                                          ---------           ---------
           Stationery and supplies                                                        $  67,901           $  84,321
           Data processing                                                                  171,584              34,936
           Professional and outside service fees                                            228,105              75,344
           Advertising, marketing and public relations                                       45,221              63,652
           Dues and subscriptions                                                            29,531              30,211
           Insurance                                                                         14,800              24,347
           License, fees and taxes                                                           22,997              16,196
           Other                                                                             76,716              93,512
                                                                                          ---------          ----------

           Totals                                                                         $ 656,855          $  422,519
                                                                                          =========          ==========

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE N - CONDENSED FINANCIAL INFORMATION
----------------------------------------

The condensed financial information of Citizens Bancshares of Southwest Florida, Inc. (parent company only) as of December 31, 2000 and 1999 and for the years ended December 31, 2000 and 1999 and the period from June 15, 1998 (date of inception) to December 31, 1998, is as follows:

The Company, for the year ended December 31, 2000, has considered all expenses related to Salaries and benefits, Occupancy, Equipment rental and maintenance and General Operating to be associatied with the operations of the bank. Prior to the commencement of bank operations, in August 1999, all expenses were considered to be those of the parent company.


        BALANCE SHEETS
        --------------

                                                                                                 December 31
                                                                                        -------------------------------
                                                                                           2000               1999
                                                                                        -----------        ------------
           Assets:
              Investment in and indebtedness of
                subsidiaries, at equity                                                 $ 7,022,180         $ 8,378,168
              Cash and due from banks                                                     2,051,593           1,746,399
              Other assets                                                                        0               9,999
                                                                                        -----------        ------------
                                                                                        $ 9,073,773        $ 10,134,566
                                                                                        ===========        ============

           Liabilities:
              Accrued expenses and other liabilities                                    $       187        $          0

           Stockholders' equity:
              Preferred stock                                                                     0                   0
              Common stock                                                                   11,654              11,451
              Additional paid-in capital                                                 11,549,700          11,346,903
              Accumulated deficit                                                        (2,487,768)         (1,223,787)
              Accumulated other comprehensive income                                              0                   0
                                                                                        -----------        ------------
                         TOTAL STOCKHOLDERS' EQUITY                                       9,073,586          10,134,567
                                                                                        -----------        ------------
                                                                                        $ 9,073,773        $ 10,134,567
                                                                                        ===========        ============

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE N - CONDENSED FINANCIAL INFORMATION (CONTINUED)
----------------------------------------------------

     STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
     ------------------------------------------------


                                                                      2000                1999                  1998
                                                                  -------------        ------------          ----------
           Income:
              Interest on investment
               securities and other                               $      92,007        $     94,360          $    1,917
                                                                  -------------        ------------          ----------
                                      TOTAL INCOME                       92,007              94,360               1,917
                                                                  -------------        ------------          ----------

           Expenses:
              Interest on other borrowings                                    0              19,080               2,073
              Salaries and employee benefits                                  0             305,869              18,360
              Occupancy                                                       0              65,877              17,026
              Equipment rental, depreciation
               and maintenance                                                                  193                  32
              General operating                                               0             222,377              87,545
                                                                  -------------        ------------          ----------
                                    TOTAL EXPENSES                            0             613,396             125,036
                                                                  -------------        ------------          ----------
              INCOME (LOSS) FROM OPERATIONS
           BEFORE INCOME TAX AND EQUITY IN
UNDISTRIBUTED NET LOSS OF SUBSIDIARIES                                   92,007            (519,036)           (123,119)

           Income taxes                                                       0                   0                   0
                                                                  -------------        ------------          ----------
              INCOME (LOSS) BEFORE EQUITY IN
UNDISTRIBUTED NET LOSS OF SUBSIDIARIES                                   92,007            (519,036)           (123,119)

           Equity in undistributed net loss
              of subsidiaries                                        (1,355,988)           (581,632)                  0
                                                                  -------------        ------------          ----------
                                          NET LOSS                   (1,263,981)         (1,100,668)           (123,119)

           Accumulated deficit:
              Beginning of period                                    (1,223,787)           (123,119)                  0
                                                                  -------------        ------------          ----------
              End of period                                       $  (2,487,768)       $ (1,223,787)         $ (123,119)
                                                                  =============        ============          ==========

            ------------------------------------------------------

        CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC. AND SUBSIDIARIES

                          December 31, 2000 and 1999


NOTE N - CONDENSED FINANCIAL INFORMATION (CONTINUED)
----------------------------------------------------
     STATEMENTS OF CASH FLOWS
     ------------------------

                                                                        2000               1999                1998
                                                                    ------------      --------------        ------------
        CASH FLOWS FROM OPERATING ACTIVITIES
        ------------------------------------
           Net loss                                                $  (1,263,981)     $  (1,100,668)       $   (123,119)
           Adjustments to reconcile net loss to net cash
           provided by (used in) operating activities:
              Equity in undistributed net
                loss of subsidiaries                                   1,355,988            581,632                   0
              Depreciation of premises and
                equipment                                                      0                193                  32
              (Increase) decrease in other
                assets                                                    10,000             30,933             (30,933)
              Increase (decrease) in accrued
                expenses and other liabilities                               187            (18,406)             18,406
                                                                     -----------      -------------        ------------
                              NET CASH PROVIDED BY (USED IN)
                                       OPERATING ACTIVITIES              102,194          ( 506,316)           (135,614)
                                                                     -----------      -------------        ------------

        CASH FLOWS FROM INVESTING ACTIVITIES
        ------------------------------------
           Investment in subsidiary banks                                      0         (8,969,800)                  0
           Purchases of premises and equipment                                 0           (510,145)         (1,349,329)
           Sale of premises and equipment                                      0          1,859,249                   0
                                                                     -----------      -------------        ------------
                                           NET CASH USED IN
                                       INVESTING ACTIVITIES                    0         (7,620,696)         (1,349,329)
                                                                     -----------      -------------        ------------

        CASH FLOWS FROM FINANCING ACTIVITIES
        ------------------------------------
           Borrowings on (repayment of)
              short-term notes                                                 0         (1,600,000)          1,600,000
                                                                     -----------      -------------        ------------
           Proceeds from issuance of common stock                        203,000         11,358,354                   0
                                       NET CASH PROVIDED BY
                                        FINANCING ACTIVITIES             203,000          9,758,354           1,600,000
                                                                     -----------      -------------        ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                    305,194          1,631,342             115,057

        Cash and cash equivalents:
           Beginning of period                                         1,746,399            115,057                   0
                                                                     -----------      -------------        ------------
           End of period                                             $ 2,051,593      $   1,746,399        $    115,057
                                                                     ===========      =============        ============